Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

April 30, 2010

Item 3.  News Release

A news release dated May 10, 2010 was disseminated through CNW Newswire.

Item 4.  Summary of Material Change

The Company reported that it has received conditional approval from the Toronto Stock Exchange (“TSX”) to list its common shares for trading on the TSX.

Item 5.1  Full Description of Material Change

The Company is reported that it has received conditional approval from the TSX to list its common shares for trading on the TSX on or before July 22, 2010, effectively graduating from the TSX-Venture Exchange.  The Company plans to fulfill the listing conditions and commence trading on the TSX as soon as feasible. The listing conditions are as follows:

1.	filing of a TSX Listing Application in final form;

2.
letter from the Company’s transfer agent confirming that it has been appointed as transfer agent and registrar of the Company, and that it is in a position to effect transfers and make prompt delivery of share certificates;

3.
a specimen of the Company’s generic share certificate and a letter from the Company’s transfer agent confirming that the generic share certificate complies with all Security Transfer Association of Canada requirements;

4.	confirmation of the CUSIP number assigned to the Company’s common shares;

5.	a letter from the Company’s legal counsel confirming certain information about the Company;

6.	a copy of every material contract referred to in the listing application, if not already provided to the TSX or filed on SEDAR;

7.	a completed registration form for TSX SecureFile;

8.	a executed copy of the TSX Listing Agreement; and

9.
an undertaking that: i) where the Company’s stock option plan defines the term “TSX Venture Exchange”, the Company will treat the plan as if such defined terms means “Toronto Stock Exchange”; and ii) will amend the plan to more fully comply with the policies of the TSX.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.
Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

May 10, 2010.